FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2011

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:                                SYNGENTA AG

Press Release:	"Third Quarter 2011: sales up 21 percent at $2.7 billion”

Herewith we furnish a press release related to Syngenta AG. The full text of the press release is the following:
# # #

Syngenta International AG Media Office CH-4002 Basel Switzerland Tel:+41 61 323 23 23 Fax:+41 61 323 24 24 www.syngenta.com	Media contacts: Médard Schoenmaeckers Switzerland +41 61 323 2323 Michael Edmond Isaac Switzerland +41 61 323 2323	Analyst/Investor contacts: Jennifer Gough Switzerland +41 61 323 5059 USA +1 202 737 6521 Claire Hinshelwood Switzerland +41 61 323 7812 USA +1 202 737 6520

Basel, Switzerland, October 14, 2011

Third Quarter 2011: sales up 21 percent at $2.7 billion

•	Sales at constant exchange rates up 16 percent

•	Good start to Latin American season

•	Continued Northern hemisphere momentum

•	Crop Protection prices up 3 percent

Sales in the third quarter of 2011 increased by 16 percent at constant exchange rates. Volume expanded by 13 percent, representing the sixth consecutive quarter of double digit growth, and prices rose 3 percent. In the first nine months of the year, sales were up 13 percent at constant exchange rates at $10.4 billion.

Integrated Crop Protection and Seeds performance*

In Latin America, our leading offers enabled growth of 27 percent across the portfolio. A robust soybean crop price and the expectation of lower production in the USA are leading to increased investment by soybean growers in Brazil and Argentina. Corn sales were also up strongly with rapid adoption of both herbicides and traits. In Europe, Africa and the Middle East, sales increased by 10 percent led by France and the CIS. Expansion of the range is reinforcing our market-leading positions in both Russia and Ukraine. In North America, sales increased by 10 percent with broad-based volume growth in crop protection and slightly higher pricing. Seeds sales in the low season included normalized end-of-season rebates which compared with a positive adjustment in the third quarter of 2010. In Asia Pacific, where sales increased by 13 percent, robust growth in crop protection more than offset higher seeds returns in South East Asia.

Product line sales*

Strong growth in Selective Herbicides was driven by Latin America and by early orders in the USA, where solutions for weed resistance in corn and soybean are increasingly in demand. Non-selective Herbicides sales increased reflecting higher TOUCHDOWN® sales in Latin America and the expansion of REGLONE® in the CIS. In Fungicides, the largest contribution came from the rapid expansion of usage in the emerging markets of Asia Pacific; in the USA, recognition of crop enhancement effects led to strong growth. Insecticides growth was led by

Syngenta – October 14, 2011 / Page 1 of 4

ACTARA® and by the DURIVO® family, which is expanding rapidly in Latin America and is now launched on vegetables in China. Sales of Professional Products increased by 4 percent, with market share gains in Asia Pacific and in the consumer segment in Europe.

Combined sales of new Crop Protection products reached $484 million in the first nine months, an increase of 39 percent.

Growth in Corn & Soybean seeds was driven by Latin America, where investment in corn is increasing and we are seeing strong acceptance of our enhanced portfolio, including the VIPTERA™ trait. Sales of soybean seeds in Latin America more than doubled with the launch of new varieties and integrated solutions. Diverse Field Crops continued to show strong growth driven by sunflower in Argentina, with the acquisition of Maribo in sugar beet contributing 2 percent. Vegetables continued their track record of strong growth with expansion in all key crops.

Mike Mack, Chief Executive Officer, said: “In the third quarter of 2011, positive volume momentum continued and crop protection pricing improved as a result of the actions we have implemented. Our performance reflects the breadth of our portfolio, augmented by rapid growth in new crop protection products and the expansion of our corn trait coverage. In addition we expect the launch of integrated offers, such as our solutions for soybean in Latin America, to further reinforce our market positions.

“For the full year we expect substantial top line growth, higher profitability at constant exchange rates and a significant increase in free cash flow.”

*Growth at constant exchange rates

Syngenta is one of the world's leading companies with more than 26,000 employees in over 90 countries dedicated to our purpose: Bringing plant potential to life. Through world-class science, global reach and commitment to our customers we help to increase crop productivity, protect the environment and improve health and quality of life. For more information about us please go to www.syngenta.com.

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements, which can be identified by terminology such as ‘expect’, ‘would’, ‘will’, ‘potential’, ‘plans’, ‘prospects’, ‘estimated’, ‘aiming’, ‘on track’ and similar expressions. Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements. We refer you to Syngenta's publicly available filings with the U.S. Securities and Exchange Commission for information about these and other risks and uncertainties. Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors. This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract therefore.

Syngenta – October 14, 2011 / Page 2 of 4

Unaudited Third Quarter Product Line and Regional Sales

Syngenta	Q3 2011	Q3 2010	Actual	CER
	$m	$m	%	%
Crop Protection	2176	1763	+ 23	+ 19
Seeds	500	442	+ 13	+ 8
Business Development	0	3	n/a	n/a
Inter-segment elimination	-13	-9	n/a	n/a
Total	2663	2199	+ 21	+ 16

Crop Protection
Product line
Selective herbicides	453	302	+ 50	+ 43
Non-selective herbicides	321	276	+ 17	+ 13
Fungicides	565	503	+ 12	+ 9
Insecticides	436	337	+ 29	+ 26
Seed Care	256	202	+ 27	+ 20
Professional products	108	97	+ 10	+ 4
Others	37	46	- 18	- 21
Total	2176	1763	+ 23	+ 19
Regional(1)
Europe, Africa and Middle East	530	419	+ 26	+ 14
North America	467	381	+ 23	+ 21
Latin America	776	636	+ 22	+ 21
Asia Pacific	403	327	+ 23	+ 16
Total	2176	1763	+ 23	+ 19

Seeds
Product line
Corn & Soybean	175	154	+ 14	+ 13
Diverse Field Crops	84	68	+ 25	+ 15
Vegetables	174	156	+ 11	+ 6
Flowers	67	64	+ 4	- 4
Total	500	442	+ 13	+ 8
Regional(1)
Europe, Africa and Middle East	178	158	+ 13	+ 2
North America	85	116	- 27	- 27
Latin America	187	118	+ 60	+ 59
Asia Pacific	50	50	- 2	- 7
Total	500	442	+ 13	+ 8
(1) Mexico sales reported in Latin America (previously NAFTA).

Syngenta – October 14, 2011 / Page 3 of 4

Unaudited Nine Months Product Line and Regional Sales

Syngenta	9 months 2011	9 months 2010	Actual	CER
	$m	$m	%	%
Crop Protection	7810	6759	+ 16	+ 12
Seeds	2592	2205	+ 18	+ 15
Business Development	1	8	n/a	n/a
Inter-segment elimination	-38	-33	n/a	n/a
Total	10365	8939	+ 16	+ 13

Crop Protection
Product line
Selective herbicides	2200	1922	+ 14	+ 11
Non-selective herbicides	886	824	+ 8	+ 4
Fungicides	2294	1991	+ 15	+ 12
Insecticides	1294	1037	+ 25	+ 21
Seed Care	686	571	+ 20	+ 15
Professional products	375	339	+ 11	+ 5
Others	75	75	-	- 4
Total	7810	6759	+ 16	+ 12
Regional(1)
Europe, Africa and Middle East	2682	2204	+ 22	+ 16
North America	2035	1925	+ 6	+ 4
Latin America	1731	1469	+ 18	+ 17
Asia Pacific	1362	1161	+ 17	+ 11
Total	7810	6759	+ 16	+ 12

Seeds
Product line
Corn & Soybean	1136	960	+ 18	+ 18
Diverse Field Crops	599	454	+ 32	+ 29
Vegetables	572	516	+ 11	+ 7
Flowers	285	275	+ 4	-
Total	2592	2205	+ 18	+ 15
Regional(1)
Europe, Africa and Middle East	1130	920	+ 23	+ 19
North America	996	927	+ 7	+ 7
Latin America	292	195	+ 50	+ 49
Asia Pacific	174	163	+ 6	+ 3
Total	2592	2205	+ 18	+ 15
(1) Mexico sales reported in Latin America (previously NAFTA).

Syngenta – October 14, 2011 / Page 4 of 4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG
Date:	October 14, 2011	By:	/s/ Tobias Meili
			Name:	Dr. Tobias Meili
			Title:	Head Corporate Legal Affairs

		By:	/s/ Brigitte Benz
			Name:	Brigitte Benz
			Title:	Head Shareholder Services